

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 27, 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
27 January 2005 – (ASX Quarterly Report from 1 October to 31 December 2004 & Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD FROM 1 OCT 2004 TO 31 DEC 2004

HIGHLIGHTS

UNITED STATES OF AMERICA
Fourth quarter oil and gas sales amount to $517,473.
Robust production commences from Hollywood Discovery at Lake Long, Louisiana.
Discovery at Bay Courant (Louisiana) – Production planned Feb 2005.
South Grosse Tete (Louisiana) well planned for Feb 2005.
Langford 25 re-entry (Texas) completed and back on production.
US Drilling Fund shows interest in Eagle Prospect, California.
Activity set to recommence on Rainosek Project, Texas
New acreage acquired in Deep gas play at Clear Branch Field, Louisiana.

CHINA
Pre-feasibility study recommends JV proceed to full study and oil field development planning of 12-8 Field, Beibu Block 22/12 Offshore China.
Exploration planned in the vicinity of the 6-12-1 oil discovery.

AUSTRALIA
Trefoil 1 confirmed as commercial discovery in T18P Bass Basin (Offshore Tasmania).
Improved data likely to have positive impact on prospectivity of WA-254-P
Stokes Bay #1 well rescheduled for July 2005.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The Operator, Apache, has undertaken, in conjunction with PGS, the reprocessing of a new 3D seismic data set over the permit that may lead to further drilling opportunities. The reprocessing by PGS utilises more modern processing techniques.

Initial investigations by Apache indicate the improved data set including AVO/offset technology is likely to have a positive impact on prospectivity in the block. A Joint Venture Meeting has been rescheduled for March 2005 to address this work and will include a review of the Little Joe Prospect and the Sage oil discovery. Given the finite life of the nearby Legendre Oilfield facility the momentum to drill new prospects is building.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

NEW FIELD DISCOVERY CONFIRMED

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the quarter, confirming a new gas-condensate field discovery.

According to reports lodged with the ASX, a significant volume of gas has now been proven at Trefoil. The most likely "in-place" resource has been reported to lie in the range of 200 to 300 billion cubic feet of gas and 14 to 21 million barrels of liquids.

ASX reports state the nearby Yolla field has been designed to allow the easy tie-in of Trefoil. The White Ibis gas and condensate field (also within T18P) is a potential "add on" in an overall development. Several exploration prospects within T18P have also reportedly been upgraded.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST (OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

Empire Oil and Gas NL has advised the proposed Stokes Bay-1 well, a follow up to the original Point Torment discovery, has now been rescheduled to the third quarter of 2005. An agreement provides for LNG International Pty Ltd to purchase natural gas from the Point Torment Gas field in Retention Lease R1 in the onshore Canning Basin.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well. The well has been rescheduled for mid 2005.

EP 104 occupies an area of 740 sq km with the current term expiring on 10 November 2004. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC

During the quarter a pre feasibility study was conducted on the viability of developing the 12-8 West and 12-8 East oil fields in the southern part of the Block.

The study was delivered to the Joint Venture during January 2005 and recommends the commencement of a full feasibility and oilfield development plan (ODP) that could see first production in 2007 from the 12-8 West area. Further work is also proposed on the 12-8 East field, a candidate for production at a later date as infrastructure is developed within the Block.

Whilst the feasibility and ODP will determine the final 12-8 West field configuration, early modelling suggests the field may be developed using multi lateral wells on artificial lift from an un-manned platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).


ICON
WEI 12-1 PLATFORM
WEIZHOU ISLAND
10" FLOWLINE AND
POWER CABLE
12-8 WEST WHP
12-8 ANNEXE PLATFORM
12-8 WEST PLATFORM

Oil in-place has been estimated by the Operator as follows:

Field Name	Mean Estimate
Wei 12-8 West	39 mmbbls
Wei 12-8 East	90 mmbbls

Future Exploration: New geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery, which was made by the Joint Venture in March 2002 and which confirmed that the oil in this part of the block is of significantly less viscous than that found in the 12-8 East Field.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 MMBO. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract one exploration well is required during 2005, however the final drilling program and number of wells will depend on rig availability and other factors.


Wei 6-12 Area
Third Phase Contract Area
Wei 6-12 West
Wei 6-12-1
Wei 12-1 Oil Field
Wei 6-12 South
Wei 6-12 SE
Wei 6-12 SW
Wushi 1-5
Area of 3D Seismic Inversion
Wei 12-8 East
Wei 12-8 West
Wei 12-8-1
Wei 12-8-2
Wei 12-8 Development Area
5km
Prospect/Lead
Oilfield/Oil Accumulation

Block 22/12 Location Map

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana.

During the quarter new facilities were fabricated and installed to handle production from the Middle Hollywood discovery at Lake Long (Louisiana), a new discovery was made in the Bourg Sand at Bay Courant (Louisiana) and the Langford 25 #3H-TXV well was successfully re-entered and extended in Hardeman County, Texas. A land rig was being sourced for the upcoming South Grosse Tete Prospect (Louisiana) and a drilling fund has expressed interest in drilling the Eagle Prospect (California).

The above activity is expected to result in a turn around in FAR's production profile that has declined steadily during the course of 2003 and 2004 from lower drilling activity in the USA while FAR focussed on its China development. New production will also attract robust energy prices prevailing in the USA early in 2005 approximating US6.50 per thousand cubic feet for gas and US$49 per barrel for oil.

Lake Long Deep Project, Lafourche Parish, South Louisiana.
Production Commences From Middle Hollywood Discovery.

The 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana was turned to sales on 11 January 2005 and is currently producing at the rates up to 5 million cubic feet of gas per day and 400 barrels of oil per day on a 9.5/64 inch choke at a tubing pressure of 6,750 psi. This is a significant level of production which saw facilities within the Lake Long field upgraded during the quarter to handle the additional volumes.

The 16,654 feet well was drilled during the later half of 2004 and was completed for production from the Middle Hollywood Pay Sand Interval which logged 28 feet of net gas pay (adjusted for well deviation). This interval had not previously produced within the field.



The SL 328 #1 represents the fifth well in the Lake Long Field in which FAR has participated, all of which have resulted in commercial production.

The drill data from the SL328#1 well is being integrated into the 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. FAR has agreed to participate in reprocessing seismic data to further define these additional prospects prior to drilling around mid 2005.

FAR participated in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation)
Oil Discovery Confirmed.

During the quarter, the SL 17316 #1 well at Bay Courant was drilled to total depth of 12,852 feet and confirmed as an oil discovery in the Bourg Sand Interval at 11,800 feet which logged approximately 12 feet of net pay. The operator has run 5 and 1/2 inch production casing in the well and anticipates first sales of oil and gas within 60 days.

The Pelican, Duval and Dulac objectives came in structurally low to prognosis. Preliminary post hole evaluation by the Operator suggests further potential remains to be exploited within the field by additional development drilling, the timing of which will depend upon the production performance of the #1 well.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

A Permit application for pipeline construction has been lodged; a production barge has been purchased and is being upgraded; plans are progressing to use the nearby Tennessee Gas Pipeline (El Paso) and proposals have been put to several purchasers which should enable the field to be selling oil and gas by late February 2005.

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)
Grey Wolf Land Rig contracted.

FAR has concluded an agreement with Gruy LLC, of Dallas, Texas, to participate in the drilling of the South Grosse Tete Prospect, located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge. Discussions are progressing with a number of rig operators including Grey Wolf Drilling to commence a test well, however high oil prices are placing heavy demand on rigs.

To expedite matters FAR has agreed with a proposal to commence building a location and to drill and set conductor pipe, enabling the well participants to take advantage of the first rig that becomes available. The well is presently scheduled for mid February 2005.

Under the agreement, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas
Well successfully re-entered, extended and placed back into production.

During the quarter FAR participated in a project to re-enter, sidetrack and extend the existing Langford 25 #3H-TXV well to improve oil production.

The original Langford horizontal well had declined from over 108 barrels per day to 10 barrels per day after being drilled during July 2001 and penetrating a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on existing well control.

After reaching a total depth of 8,736 feet measured depth (8,417 feet true vertical depth), the project was delayed by very heavy rains that caused a mud build up at the location. Subsequent to the end of the quarter the well was placed back on line, and, after a hot oil treatment to overcome paraffin build up, is producing on pump at variable rates between 23 and 85 barrels of oil per day. The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

The closest analogue with a similar structure and drainage area is an Ensearch well in the Apex Field that has produced 1.5 million barrels of oil from 185 feet of pay and is still producing flat line. Independent geological reports suggest an oil column of the magnitude of the Loveless-Langford well (305 feet of potential pay) should therefore recover a considerable amount of oil leading to the decision to undertake the above program during the 4th quarter 2004.

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas.

Rainosek Project, Lavacca County, Texas
New Program set to commence in three weeks.

FAR has received a proposal for the uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence in three to four weeks. FAR has indicated it would participate for its 21.57 percent interest (subject to a reduction if the original farmor of this prospect participates, in which case this would reduce to 15.64 percent).

Following the above proposed completion activity a new well, Bender-1, testing eight pay objectives between 5,850 and 8,105 feet has been proposed approximately 1,200 feet southwest of the Rainosek-1 wellbore. FAR's interest in this well would be 21.57 percent and is not subject to the above referenced reduction).

In addition to the forgoing planned activity, the Rainosek-3 producing well has undeveloped potential behind pipe at the 7,410 and 5,850 sands which is likely to be undertaken during 2005.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator is seeking a US industry partner to carry out the drilling of the new Eagle-2 well in the second quarter of 2005. The operator has advised strong interest from representatives of a US Drilling Fund.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

During 2004 interpretation of a newly acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose gave strong evidence that the oil accumulation tested by the Mary Bellocchi No.1 vertical well in 1986 and intersected in the 2001 Eagle No.1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side.

The drilling of a new well somewhere between half and one mile northwest of Eagle No.1 on this new seismic line would provide the ultimate confirmation of the forgoing interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

FAR has a 15 percent working interest in the Eagle Project and is likely to farm out some portion of this interest to an incoming participant in any new well.

Clear Branch Field, Jackson Parish, Louisiana
FAR exercises right to acquire additional acreage over deep Cotton Valley play.

During the quarter FAR exercised its right to participate in acreage acquired by Cabot Oil & Gas Corp (Cabot) in Sections 31 and 5, in Township 15 North, Range 1 West in the Clear Branch Field. The acreage is considered "highly prospective" in both the Upper and Lower Cotton Valley formation and lies in the middle of a very large exploration play. Cabot is reported to have acquired 19,000 acres with section 31 in the middle. In addition Anadarko has leased land within Section 5 and has drilled over 150 wells six miles to the north in Vernon field.

Cabot is understood to be planning a 16,000 foot test well in adjacent section 32. Cabot has expressed interest in farming into Section 31, where FAR and partners logged 50 feet of Upper Cotton Valley pay in the Terry Ewing 1 well drilled in 2000 (not produced due to a poor cement bond).

A new well to test both Upper and Lower Cotton Valley zones is expected to cost in the vicinity of US$5 million to drill and complete and FAR will consider whether to participate or farm out if a firm well proposal is made.

There is no assurance a well will be drilled in Section 31 however the leases are paid up for three years and the case for a well to be drilled in that time is compelling.

FAR holds a 9.375 percent working interest in 400 acres over the prospective Cotton Valley horizons within the field.

PRODUCTION

Gas sales during the quarter totalled 32.0 million cubic feet for an average of 0.35 million cubic feet per day at an average price of US$5.84 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 4,235 barrels for an average of 46 barrels of oil per day at an average price of US$50.96 per barrel before production taxes. Quarterly revenues amounted to $517,473. Production is set to increase significantly from these levels with the addition of production from Lake Long and Bay Courant.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email:info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 DECEMBER 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		493	2,243
1.2	Payments for	(a) exploration and evaluation	(709)	(2,186)
		(b) development	(149)	(239)
		(c) production	(108)	(554)
		(d) administration	(175)	(850)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		23	80
1.5	Interest and other costs of finance paid		(6)	(32)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(631)	(1,538)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(118)	(164)
		(b)equity investments		
		(c) other fixed assets	(3)	(47)
1.9	Proceeds from sale of:	(a)prospects		260
		(b)equity investments		
		(c)other fixed assets	(1)	(1)
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (forex loss)		(1)	(1)
	Net investing cash flows		(123)	47
1.13	Total operating and investing cash flows (carried forward)		(754)	(1,491)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(754)	(1,491)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		1,801
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		(143)
	Net financing cash flows	0	1,658
	Net increase (decrease) in cash held	(754)	167
1.20	Cash at beginning of quarter/year to date	2,978	2,022
1.21	Exchange rate adjustments to item 1.20	(135)	(100)
1.22	**Cash at end of quarter**	2,089	2,089

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	67
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	770	572
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	321
4.2	Development	280
	Total	**601**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	303	205
5.2	Deposits at call	534	929
5.3	Commercial Bills	995	1,145
5.4	US Certificates of Deposit (short term investment)	257	699
	Total: cash at end of quarter (item 1.22)	2,089	2,978

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	189,757,683	189,757,683	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable	105,995,661	105,995,661	7 cents	31 July 2005
	Incentive	8,000,000	--	10 cents	16 June 2007
7.8	Issued during quarter (FAROA)			*Issue Price*	*Expiry Date*
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 27 Jan 2005

Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.